UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 10.0% increase in January 2020 passenger traffic

●	The Monterrey (+6.3%), Ciudad Juárez (+22.5%), and Chihuahua (+17.2%) airports contributed most to traffic growth

Monterrey, Mexico, February 6, 2020—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 10.0% in January 2020, as compared to January 2019. Domestic traffic increased 9.4%, and international traffic increased 13.4%.

Total Passengers*
	Jan - 2019	Jan - 2020	Change %
Domestic	1,430,045	1,564,792	9.4
International	253,563	287,500	13.4
OMA Total	1,683,608	1,852,292	10.0

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During January 2020, domestic traffic increased in eleven of our airports, with the largest increases in:

●	Monterrey (+4.4%) as a result of increased traffic on the Mexico City route.

●	Mazatlán (+31.1%) benefitted from increased traffic on the Tijuana route.

●	Chihuahua(+17.0%), due to increased traffic on the Mexico City route.

●	Ciudad Juárez (+16.0%) due to increased traffic on the Mexico City route, and

●	Culiacán (+7.1%) benefitted from increased traffic on the Mexico City route.

International traffic grew in ten of our airports in January, with the largest increase in Monterrey (+18.1%), as a result of increases in the number of passengers on the Houston and Las Vegas routes.

In January 2020, Interjet started flying the Monterrey – Los Angeles route.

Of total passenger traffic, 99.2% was commercial, and 0.8% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*
	Jan - 2019	Jan - 2020	Change %
Acapulco	72,565	82,954	14.3
Ciudad Juárez	108,646	126,161	16.1
Culiacán	189,030	202,180	7.0
Chihuahua	113,012	132,416	17.2
Durango	32,905	45,616	38.6
Mazatlán	100,497	123,095	22.5
Monterrey	774,678	823,108	6.3
Reynosa	35,868	34,731	(3.2)
San Luis Potosí	44,704	53,715	20.2
Tampico	54,486	54,501	0.0
Torreón	51,592	53,171	3.1
Zacatecas	33,637	41,591	23.6
Zihuatanejo	71,988	79,053	9.8
OMA Total	1,683,608	1,852,292	10.0

Domestic Passengers*
	Jan - 2019	Jan - 2020	Change %
Acapulco	62,094	72,295	16.4
Ciudad Juárez	108,331	125,705	16.0
Culiacán	185,766	198,908	7.1
Chihuahua	103,535	121,127	17.0
Durango	27,826	36,354	30.6
Mazatlán	57,025	74,742	31.1
Monterrey	671,180	700,911	4.4
Reynosa	35,615	34,513	(3.1)
San Luis Potosí	30,307	38,152	25.9
Tampico	49,760	49,719	(0.1)
Torreón	46,125	47,717	3.5
Zacatecas	21,680	26,493	22.2
Zihuatanejo	30,801	38,156	23.9
OMA Total	1,430,045	1,564,792	9.4

International Passengers*
	Jan - 2019	Jan - 2020	Change %
Acapulco	10,471	10,659	1.8
Ciudad Juárez	315	456	44.8
Culiacán	3,264	3,272	0.2
Chihuahua	9,477	11,289	19.1
Durango	5,079	9,262	82.4
Mazatlán	43,472	48,353	11.2
Monterrey	103,498	122,197	18.1
Reynosa	253	218	(13.8)
San Luis Potosí	14,397	15,563	8.1
Tampico	4,726	4,782	1.2
Torreón	5,467	5,454	(0.2)
Zacatecas	11,957	15,098	26.3
Zihuatanejo	41,187	40,897	(0.7)
OMA Total	253,563	287,500	13.4

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated February 7, 2020